

Mail Stop 3010

July 10, 2009

Jeff Grogin
Chief Legal Officer and Secretary
PNMAC Capital Management, LLC
27001 Agoura Road, Third Floor
Calabasas, California 91301

      Re: **PennyMac Mortgage Investment Trust**
              Amendment No. 1 to Registration Statement on
              Form S-11
              Filed June 24, 2009
              File No. 333-159460

Dear Mr. Grogin:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1.   We note your response to prior comment 4, as well as your related disclosure. Please revise your prior performance tables to present the information in accordance with Tables I, II, and III of Guide 5. Please include separate tables for experience in raising and investing funds, compensation to sponsor, and operating results of prior programs. Please advise us of any line items in the tables of Guide 5 that you believe are not applicable.

Prospectus Summary

Our Organizational Structure, page 11

2.   In the chart, please disclose the control persons of Private National Mortgage
        Acceptance Company, LLC.

Risk Factors

Publicity and media attention concerning litigation and investigations involving
Countrywide …, page 27

3.   We note your added disclosure. Please disclose whether these "two other former
        executives" are affiliated with you. If they are affiliated, please disclose the
        capacity in which they are affiliated.

Business

Our Investment Strategy, page 92

4.   We note your response to prior comment 26 and your revised disclosure. Please
        disclose the sources of your investment opportunities in non U.S. government
        agency RMBS, other MBS and other assets.

Historical Performance, page 101

5.   In your narrative disclosure on page 101, please note any material differences
        between your objectives and/or strategies and the objectives and/or strategies of
        the PennyMac funds. For example, we note that the PennyMac funds use no
        leverage, whereas you plan to use substantial leverage.

6.   We note your disclosure on page 101 that, "The PennyMac funds have
        substantially similar investment objectives and strategies as we do." Since your
        investment objectives are similar to these other programs, please revise the tables
        to identify each program and provide separately the information for each program.

7.   Please disclose whether any of the prior programs have experienced any major
        adverse business developments or conditions. If they have, please explain. See
        Item 8.A.2 of Guide 5.

8.   We note that you disclose "Income generated from operations" in Table I. Please revise to disclose the "Dollar amount of cash generated from operations before deducting payments" to PCM and Affiliates similar to the information required in Table II of Guide 5.

9.   We note your disclosure in footnote (1) to Table I that, "Both of these investment funds have the ability to raise additional capital commitments." Please clearly indicate whether the offering for each program has closed. If the offerings are closed, please include the disclosure required in Table I of Guide 5.

10.   In footnote 7 of Table I, please break out the amount of fees verses reimbursement costs.

Certain Relationships and Related Transactions, page 129

11.   For each transaction, please disclose the basis in which each person is a related person and disclose, as applicable, the related person's interest in the transaction. Refer to Item 404(a) of Regulation S-K.

Item 36. Financial Statements and Exhibits, page II-3

Exhibit 8.1

12.   We note from the fourth paragraph that counsel has assumed that the information presented in the Registration Statement "accurately and completely describes all material facts relevant to the Offering and [counsel's] opinion." Since counsel is providing an opinion to this end (that the Registration Statement includes "a fair and accurate summary of the material U.S. federal income tax consequences"), it is not appropriate to provide this as an assumption. Please revise.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jonathan Wiggins at (202) 551-3694 or Dan Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Angela McHale at (202) 551-3402 with any other questions. If you require further assistance you may contact me at (202) 551-3233.

Sincerely,

Tom Kluck
Branch Chief

cc: Via Facsimile
        J. Gerard Cummins
        Sidley Austin LLP
        (212) 839-5599